Exhibit 77(E)
Van Kampen Senior Income Trust



	The Trust is one of numerous defendants ("Lenders") that have been named in an adversary proceeding pending in the Bankruptcy Court of the Southern District of Florida (the "Court"). The action, entitled In re Tousa Inc., et al., was filed on July 15, 2008, by the Official Committee of Unsecured Creditors of home building companies to which the Lenders loaned money through different lending facilities. An amended complaint was filed on October 17, 2008. Plaintiff alleges that monies used to repay the Lenders should be avoided as fraudulent and preferential transfers under the bankruptcy laws. More specifically, Plaintiff alleges that subsidiaries of the home building companies were allegedly forced to become co-borrowers and guarantors of the monies used to repay the Lenders, and that the subsidiaries did not receive fair consideration or reasonably equivalent value when they transferred the proceeds to repay the Lenders. Plaintiff seeks to avoid the transfers and other equitable relief. The Trust and the other Lenders are named as defendants in two separate lending capacities; first, as lenders in a credit agreement (the "Credit Lenders"); and second, as lenders in a term loan (the "Term Loan Lenders"). The Trust, as Credit Lender, moved to dismiss the amended complaint. The Court denied the motion to dismiss on December 4, 2008. The Trust and the other Credit Lenders filed a motion for leave to appeal the dismissal, which was denied on February 23, 2009. Plaintiff thereafter filed a Second Amended Complaint that was superseded by a Third Amended Complaint. The Trust filed two answers to the Third Amended Complaint in its respective capacities as a Credit Lender and a Term Loan Lender. A court-ordered mediation took place on March 2009, but no resolution was reached. The case went to trial, which concluded in August 2009. On
October 13, 2009, the Court found in favor of Plaintiff and ordered the Credit Lenders and Term Loan Lenders to disgorge any principal received on the loans, plus interest, as well as any attorneys' fees. Additionally, the Court ordered that defendants post a bond for 110% of the ordered disgorged amounts, which was posted in December 2009. The respective Credit Lenders and Term Loan Lenders have appealed the judgment. The outcome of the appeal process is not expected until at least the fall of 2010.

       The Trust is one of hundreds of defendants which include non-agent lender defendants that had been named in litigation filed by the Adelphia Recovery Trust ("ART") in the U.S. District Court for the Southern District of New York in an action entitled Adelphia Recovery Trust v. Bank of America, N.A., et al. which alleged that a wide swath of financial institutions such as investment banks, agent lenders and non-agent lenders worked together to assist the Rigas family in its defrauding of Adelphia. The complaint by ART against the non-agent lenders stated certain claims including equitable disallowance, voidable preferences and fraudulent transfers and sought, among other remedies, to disallow and/or void certain transfers and repayments the non-agent lenders received in connection with loans made to Adelphia. The non-agent lenders, which include the Trust, moved to dismiss all claims against them. The motions to dismiss all claims against the non-agent lenders were granted in June, 2008 and final judgment was entered in December 2008. ART appealed the judgment to the United States Court of Appeals for the Second Circuit in July 2009. The outcome of the appeal is not expected until sometime in 2010.




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